Exhibit 2

March 16, 2021, Mexico City, United States of México

REPORT OF THE CHIEF EXECUTIVE OFFICER OF VISTA OIL & GAS, S.A.B. DE C.V.

To the Shareholders of Vista Oil & Gas, S.A.B.

de C.V.

cc. Board of Directors of

Vista Oil & Gas S.A.B., de C.V.

Dear Ladies and Gentlemen:

The undersigned, in my capacity as Chief Executive Officer of Vista Oil & Gas, S.A.B. de C.V., in accordance with article 44, section XI of the Securities Market Law, in connection with article 172 of the General Law of Commercial Companies, hereby submit the report of (i) the performance of the Company and its subsidiaries, the policies followed by Vista’s management and the main existing projects, (ii) the financial position of Vista and its subsidiaries throughout and at the end of the fiscal year, (iii) the results of Vista and its subsidiaries and (iv) the changes in the items comprising the Company’s equity that occurred during the fiscal year ended on December 31, 2020.

OUR COMPANY

Vista is an independent oil and gas company operating since April 4, 2018, that seeks a leadership position in Latin America. Led by an experienced Management Team, we seek to generate strong returns for our shareholders by developing our premier shale acreage in our 134,000 net acres in the Vaca Muerta shale play in Argentina. In addition, we own high-quality, low-operating costs, high-margin conventional producing assets in Argentina and Mexico.

COMPANY’S PERFORMANCE DURING 2020, MANAGEMENT POLICIES AND MAIN EXISTING PROJECTS

Business continuity in the context of the covid-19 pandemic

In a challenging year such as 2020, our response to the covid-19 pandemic was firm and we made substantial achievements: we quickly established a covid-19 protocol to protect our staff and ensure the business continuity (with more than 75% of our employees working from home by the end of March 2020), made structural reductions to development and operating costs and unlocked export markets as international oil demand recovered. In July, we adopted a new protocol to restart drilling, completion, and pulling activities. Such protocol allowed us to tie-in two 4-well pads in Bajada del Palo Oeste during the second half of 2020, boosting our production that reached 35,000 boe/d by year-end and returned to a profitable growth path.

Vaca Muerta development in Bajada del Palo Oeste

During 2020, we completed and tied-in three 4-well pads (pad #3, #4 and #5), adding 12 shale oil wells and taking the shale oil well count in Bajada del Palo Oeste to 20 at year-end. During 2020, total shale production reached 8,528 boe/d, out of which 8,385 boe/d correspond to the shale production of Bajada del Palo Oeste, which reached 20.2 Mboe/d by the end of the year.

During Q4 2020, we tied-in pads #4, and #5 to continue the Vaca Muerta development in Bajada del Palo Oeste, and we tied-in pad #6 in February 2021. We drilled, completed, and tied-in 4-well pads #5 and #6 with improved efficiency, achieving a 37% reduction in cost per lateral foot and a 45% decrease in completion cost per stage, in both cases when comparing pad #6 to pad #1, which was completed in 2019. This improvement resulted in an average well cost (normalized to 2,800 meters lateral length and 47 stages) of 10.9 $MM for pad #5 and 9.9 $MM for pad #6, 7% and 15% below the new well design budget cost, respectively and 4% and 13% below the average well cost of pad #4, respectively.

RELEVANT ASPECTS OF 2020 AND FOURTH QUARTER 2020

•

Total proved reserves as of December 31, 2020, totaled 128.1 MMboe, a 26% increase compared to the 101.8 MMboe proved reserves as of December 31, 2019. The implied reserves replacement ratio was 371%, while the oil reserves replacement ratio was 512%. The increase was driven by the addition of 30 new well locations, an improvement of the expected ultimate recovery (EUR) per well in Bajada del Palo Oeste, and the reduction of lifting cost extending well economic limit.

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During 2020, total production was 26,594 boe/d, composed of 18,324 bbl/d of oil, representing 69% of the total production, 1.22 MMm3/d of natural gas, representing 29% of the total production, and 589 boe/d of NGL, representing the remaining 2%. Total production in 2020 decreased 9% vis-à-vis total production of 2019, when total production was 29,112 boe/d.

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During 2020 the average realized crude oil price was 37.2 $/bbl, 30% lower than during 2019, driven by a reduction in oil demand in the context of the Covid-19 pandemic, which caused a contraction in Brent prices. Realized natural gas price during 2020 was 2.0 $/MMbtu, 38% lower than during 2019 mainly driven by a lower price in the industrial segment due to softer demand.

•	Total revenue during 2020 was 273.9 $MM, a 34% decline compared to 416.0 $MM during 2019. The decrease was mainly driven by lower realized prices and lower production.

•

During 2020 we further reduced the lifting cost per boe by revising more than 20 oilfield services contracts, which led to a re-based cost structure. Operating expenses per boe were 9.0 $/boe during 2020, a 17% reduction compared to 10.8 $/boe during 2019.

•

Adjusted EBITDA for 2020 was 95.6 $MM, resulting in an Adjusted EBITDA margin of 35%. Such figure represents a 44% decline compared to an Adjusted EBITDA of 170.9 $MM during 2019, in which we had an Adjusted EBITDA margin of 41%.

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Total 2020 CAPEX was 223.9 $MM, of which 177.1 $MM were invested in the Company’s shale oil operated projects, 4.8 $MM in conventional projects, and 58.0 $MM in facilities, other projects, and non-operated conventional concessions.

•

Net loss during 2020 totaled 102.7 $MM, compared to 32.7 $MM during 2019. In addition to the decrease in Adjusted EBITDA by 75.3 $MM, the 2020 net loss was mainly driven by (i) a variation in Income Tax expense, which reached a gain of 10.1 $MM during 2020 compared to a loss of 16.2 $MM the previous year; (ii) a loss in Financial Results of 42.9 $MM during 2020, compared to a loss of 31.1 $MM during 2019; (iii) Depreciation, depletion, and amortization equal to 147.7 $MM during 2020 compared to 153.0 $MM the previous year; and (iv) a loss for Impairment of long-lived assets of 14.4 $MM, compared to nil the previous year.

•

Q4 2020 total production was 30,648 boe/d, a 20.7% increase q-o-q and a 2.1% increase compared to Q4 2019 total production, whilst oil production increased 31.5% sequentially and 23.2% y-o-y. Both increases were driven by the solid productivity of pad #4 and the early tie-in of pad# 5, which added 4 shale oil wells each.

•	In Q4 2020, shale wells contributed with a production of 14,563 boe/d, out of which 14,488 boe/d correspond to shale oil wells in Bajada del Palo Oeste.

•

Revenues in Q4 2020 were 79.5 $MM, 13.8% above the 69.9 $MM generated in Q3 2020, mainly driven by the aforementioned production increase. Revenues in Q4 2020 decreased 17.5% compared to the 96.4 $MM generated in Q4 2019, impacted by both lower production and realized prices. In addition, we kept tapping the international markets and sold 17% of oil volumes outside Argentina.

•

In Q4 2020, the average realized crude oil price was 40.1$/bbl, a 2.6% increase compared to Q3 2020. In turn, Q4 2020 average realized crude oil price was 16.6% lower compared to the average realized crude oil price of Q4 2019.

•

Realized natural gas price for Q4 2020 was 1.6 $/MMBTU, resulting in a 27.3% decrease both sequentially and y-o-y, mainly driven by lower realized prices in the industrial segment (in turn, driven by softer demand due to lower industrial activity amid Covid-19 lockdown restrictions) and softer prices in the regulated distribution segment.

•

Total lifting cost during Q4 2020 was 22.6 $MM, a 12.2% decrease y-o-y and a 1.9% decrease q-o-q. The combination of a lower cost structure and the increase in production levels resulted in a lifting cost per boe during Q4 2020 of 8.0 $/boe, representing a 13.9% decrease compared to the average lifting cost per boe in Q4 2019 and a 18.7% decrease compared to the average lifting cost per boe during the previous quarter.

•

Adjusted EBITDA for Q4 2020 was 35.9 $MM, a sequential increase of 48.3% and a 0.6% increase compared to Q4 2019. In a context of low realized prices, and after ramping up the shale oil production, we delivered an Adjusted EBITDA margin of 45%, 8p.p. and 10p.p. above Adjusted EBITDA margin in Q4 2019 and Q3 2020, respectively.

•	In Q4 2020, capex was 97.5 $MM, mainly driven by the drilling and completion activity in Bajada del Palo Oeste during the quarter.

•

We maintained a solid financial position with cash at period end of 202.9 $MM. We also achieved a positive cash flow from operations of 27.0 $MM. In addition, after ramping activity, cash flow from investing activities reached an outflow of 55.9 $MM. Finally, financing activities totaled a cash inflow of 6.8 $MM during Q4 2020, resulting in a total cash outflow during Q4 2020 of 22.0 $MM. Gross debt totaled 539.8 $MM as of quarter end, resulting in a net debt of 336.8 $MM. During the quarter we also raised 20 $MM in the Argentine capital markets.

•

Q4 2020 net loss was 13.8 $MM, impacted by: (a) financial results for a total loss of 13.4 $MM, compared to a loss of 21.2 $MM in Q4 2019, (b) an impairment of 9.5 $MM, and (c) an increase in Depreciation, depletion and amortization to 44.9 $MM compared to 38.4 $MM in Q4 2019.

OUR MANAGEMENT TEAM

Experienced management and professional team.

Our management team and professional staff has vast experience in executing complex projects worldwide. Our management team played a pivotal role in unlocking the Vaca Muerta formation as an economically viable shale play, drilling more than 500 unconventional wells and bringing shale production to 50,000 boe/d from zero in their previous jobs.

In addition, our Management Team has significant experience in the development of unconventional reservoirs and also in the implementation of secondary and tertiary recovery projects in mature fields. We believe that such experience of our management team and professional staff will improve our position among our competitors and enhance our ability to successfully leverage the exploitation of the Vaca Muerta formation.

We adopted our Long Term Incentive Plan in April 2018 for purposes of attracting and retaining talented people as officers, directors, employees and consultants which are key to us, incentivizing their performance and aligning their interests with ours. We consider that the Long Term Incentive Plan could strengthen Vista and could help us generate positive results in our operations.

Lean and agile organization.

Our employees are organized in a flat and lean organizational structure that we believe facilitates a rapid and effective decision-making process, allowing us to adapt to the continuous changes in the industry and business environment.

Our Management Team works closely with our operations, prioritizing shareholders returns while committing to high safety and security standards. We incorporate new technologies in order to automate every-day operations, improve response time and achieve real-time reporting.

Our view on sustainability.

As we approach our third anniversary, I am pleased announce that at the end of April 2021 we will publish Vista’s inaugural Sustainability Report. I am proud of how much we have achieved in our operations in such a short period. It is now time to set the bar high in terms of sustainability ambitions and show our progress on Environmental, Social and Governance (ESG) matters.

During 2020, we announced our support for the Ten Principles of the United Nations Global Compact, and we are committed to show progress on how our strategy, culture and day-to-day operations will contribute to the United Nations Global Compact Sustainable Development Goals. Additionally, we support the provisions of the Women’s Empowerment Principles disseminated by the United Nations Entity for Gender Equality.

Vista is a young company with entrepreneurial spirit, built on legacy assets with a decades long track record of reliable operations. From day one we work as a team to do things right, the first time and every time, and this is reflected in our continuous progress, as well as our employee and contractor commitment to sustainability goals. We consider sustainability to be vital to our business strategy. I am confident we have the people, processes and commitment in place to help solve the complex energy and environmental challenges of today and tomorrow.

FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR CONCLUDED ON 31 DECEMBER, 2020

I attached hereto, as the only annex, the consolidated financial statements of the Company and its subsidiaries, together with the opinion of the external auditor, regarding the Company’s and its subsidiaries’ operations and results of the financial year ended on December 31, 2020.

Greetings

Since the beginning of the Company, we have world-class Board of Directors, on both a professional and personal level, with vast experience in the industry and in the region, composed mostly by independent directors. I am very fortunate to be able to rely on their experience and support, as well as the support of our collaborators. In the future, we will keep working to make the best of Vista, both with our Board of Directors and our collaborators and shareholders.

I want to express my gratitude to all the people involved in our team that had helped bring Vista to its current position derived from their constant dedication, and to you, our shareholders, for trusting us. We reiterate that we are fully focused in our operations to create value for you, our shareholders.

Sincerely yours,

/s/ Miguel Matías Galuccio
Miguel Matías Galuccio Chief Executive Officer of Vista Oil & Gas S.A.B., de C.V.